SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)
                                 --------------

                             First Priority Group, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.15 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   335914206
                             ---------------------
                                 (CUSIP Number)


                                 Alan B. Perper
                           Fourteen Hill Capital, L.P.
                        1700 Montgomery Street, Suite 250
                             San Francisco, CA 94111
                                 (415) 394-9467
                 ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  September 15, 1998
                                  ------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 10 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 2 of 10 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fourteen Hill Capital, L.P.
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              WC
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF           971,000 shares of Common Stock
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            -0-
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   971,000 shares of Common Stock

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              971,000 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 3 of 10 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fourteen Hill Management, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              Not applicable
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            971,000 shares of Common Stock
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  971,000 shares of Common Stock

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              971,000 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 4 of 10 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Point West Capital Corporation
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              Not applicable
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            971,000 shares of Common Stock
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   971,000 shares of Common Stock

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              971,000 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

              11.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON

              CO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 335914206                  13D                   Page 5 of 10 Pages
-------------------------                              -------------------------

                 This  statement  on Schedule  13D amends and  restates a prior
Schedule 13D of the reporting persons related to their beneficial ownership of the common stock of First Priority Group, Inc.

Item 1.  Security and Issuer.
         -------------------

                  This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $.015 per share (the "Shares"), of First Priority Group, Inc., a New York corporation (the "Company"). The principal executive offices of the Company are located at 51 East Bethpage Road, Plainview, New York 11803.

Item 2.  Identity and Background.
         -----------------------

                  This Statement is being filed by and on behalf of Fourteen Hill Capital, L.P. ("Fourteen Capital") as the direct beneficial owner of Shares and, by virtue of their respective indirect beneficial ownership of Shares, by and on behalf of Fourteen Hill Management, LLC ("Fourteen Management") and Point West Capital Corporation ("Point West" and, with Fourteen Capital and Fourteen Management, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. Fourteen Capital is a Delaware limited partnership. Fourteen Management is a Delaware limited liability company. Point West is a Delaware corporation. The principal business of Fourteen Capital is to act as a small business investment company. The principal business of Fourteen Management is to act as general partner of Fourteen Capital. The principal business of Point West (which is the sole member of Fourteen Management and a limited partner of Fourteen Capital) is to act as a financial services company. The principal business address of each of the Reporting Persons is 1700 Montgomery Street, Suite 250, San Francisco, California 94111. Certain information with respect to each of the directors and executive officers of Point West is set forth on Schedule 1 attached hereto and incorporated herein by reference. During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the individuals identified on Schedule 1 to this Statement, has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

                  On August 26, 1998 Fourteen Capital purchased from the Company in a private placement an aggregate of 500,000 Units (the "Units") for a total consideration of $1,000,000 derived from Fourteen Capital's cash on hand. No funds were borrowed for such purpose. Each Unit consisted of one Share and one Warrant to purchase one Share for $2.00. Fourteen Capital was capitalized with funds contributed by its partners (including Fourteen Management and Point West) in return for their respective partnership interests. On December 26, 1997, the Company issued a redemption notice to Fourteen Capital to call the Warrants. On January 26, 1998, Fourteen Capital exercised the Warrants for $1,000,000. No funds were borrowed for such purpose. During September 1998, Fourteen Capital sold 29,000 Shares, as detailed on Schedule 2.

-------------------------                              ------------------------
CUSIP No. 335914206                  13D                   Page 6 of 10 Pages
-------------------------                              -------------------------

Item 4.  Purpose of the Transaction.
         --------------------------

                  Fourteen Capital acquired the Units for investment purposes. Fourteen Capital sold 29,000 shares for working capital purposes. None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the individuals identified on Schedule 1 to this Statement, have any current plans or proposals that relate to or would result in any transaction described in Item 4 of Schedule 13D; however, any of the Reporting Persons (and any of the individuals identified on Schedule 1) may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

                  (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 971,000 Shares, constituting 11.8% of the outstanding Shares. Fourteen Capital is the direct beneficial owner of 971,000 Shares. Fourteen Management, as the general partner of Fourteen Hill, may be deemed to own beneficially Shares owned beneficially by Fourteen Hill. Point West, as the sole member of Fourteen Management, may be deemed to own beneficially Shares deemed owned beneficially by Fourteen Management. Each of Fourteen Management and Point West disclaim beneficial ownership of the Shares owned beneficially by Fourteen Capital except to the extent of their respective partnership interests (direct and indirect) in Fourteen Capital. To the best knowledge of the Reporting Persons, except as identified on Schedule 2 to this statement, no individual identified on Schedule 1 to this Statement owns beneficially any Shares except to the extent any such individual, by virtue of his position as a director or executive officer of Point West, could be deemed to own beneficially Shares deemed owned beneficially by Point West. Each individual identified on Schedule 1 disclaims beneficial ownership of the shares owned beneficially by Fourteen Capital.

                  (b) Fourteen Capital has the direct power to vote or direct the vote of 971,000 Shares and the direct power to dispose or direct the disposition of such shares. As a result of the relationships described above, Fourteen Management and Point West may be deemed to share indirect power to vote or to direct the vote and to dispose or to direct the disposition of such Shares. To the best knowledge of the Reporting Persons, except as identified on
Schedule 2 to this statement, no individual identified on Schedule 1 to this Statement has the power to vote or direct the vote or to dispose or to direct the disposition of any Shares except to the extent any such individual, by virtue of their position as a director or executive officer of Point West, could be deemed to have such power over Shares deemed owned beneficially by Point West.

                  (c) On August 26, 1997, Fourteen Capital purchased from the Company in a private placement an aggregate of 500,000 Units for $2.00 per Unit. On December 26, 1997, the Company issued a redemption notice to Fourteen Capital to call the warrants. On January 26, 1998, Fourteen Capital exercised the Warrants for $1,000,000. During September 1998, Fourteen Capital sold 29,000 Shares, as detailed on Schedule 2. All such sales were effected on the Nasdaq Stock Market through brokers. In September and October 1998, Bradley Rotter purchased 28,500 Shares as detailed on Schedule 2. Other than such purchases or sales, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, no individual identified on Schedule 2 to this Statement has purchased or sold any Shares within the last 60 days.

                  (d) No person other than the Reporting Persons is known to have the right to receive dividends from, or the proceeds from the sale of, such Shares. No person other than the Reporting Persons (and, by virtue of his position as director or executive officer of Point West, one or more person identified

-------------------------                              ------------------------
CUSIP No. 335914206                  13D                   Page 7 of 10 Pages
-------------------------                              -------------------------

on Schedule 1) is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

                  (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

                  To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons (or the individuals identified on Schedule 1 to this Statement) or between the Reporting Persons (or any individual identified on
Schedule 1 to this Statement) and any other person with respect to any securities of the Company, including but not limited to agreements relating to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies, except as follows: The operating agreement for Fourteen Management allocates all profit and loss to Point West, as the sole member of Fourteen Management, and the partnership agreement for Fourteen Capital allocates profits and losses and permits distributions of investment securities among its partners (including Fourteen Management as general partner and Point West as a limited partner) in accordance with their percentage equity ownership and/or adjusted capital accounts.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                  The following Exhibits are filed herewith:

                  1. Joint Filing Agreement (incorporated by reference to the Reporting Persons' Schedule 13D, dated August 26, 1997, and filed on September, 5, 1997).

--------------------------                              ------------------------
CUSIP No. 335914206                  13D                    Page 8 of 10 Pages
-------------------------                              -------------------------



                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  October 9, 1998


                           FOURTEEN HILL CAPITAL, L.P.
                           By: Fourteen Hill Management, LLC,
                               Its general partner


                           By: /S/ALAN B. PERPER
                          -----------------------------------
                            Alan B. Perper, its President



                          FOURTEEN HILL MANAGEMENT, LLC


                           By: /S/ALAN B. PERPER
                          -----------------------------------
                            Alan B. Perper, its President



                         POINT WEST CAPITAL CORPORATION


                           By: /S/ALAN B. PERPER
                         ------------------------------------
                           Alan B. Perper, its President

-------------------------                              -------------------------
CUSIP No. 335914206                  13D                    Page 9 of 10 Pages
-------------------------                              -------------------------

                           Schedule 1 to Schedule 13D
                           --------------------------

                           Information With Respect to
                       Directors and Executive Officers of
                         Point West Capital Corporation
                         -------------------------------

                  The following sets forth as to each of the directors and executive officers of Point West Capital Corporation ("Point West"): his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each such individual identified below is a citizen of the United States.

     1. Bradley N. Rotter. Mr. Rotter is a Director of Point West and his principal occupation is as the Chairman of the Board of Point West, a financial services company with principal offices at 1700 Montgomery Street, Suite 250, San Francisco, California 94111. Mr. Rotter's business address is the same as that of Point West's principal offices.

     2. Alan B. Perper. Mr. Perper is a Director of Point West and his principal occupation is as the President of Point West. See Item 1 above for Point West's principal business and address. Mr. Perper's business address is the same as that of Point West's principal offices.

     3. John Ward Rotter. Mr. Rotter is a Director of Point West and his principal occupation is as the Executive Vice President and Chief Financial Officer of Point West. See Item 1 above for Point West's principal business and address. Mr. Rotter's business address is the same as that of Point West's principal offices.

     4. Stephen T. Bow. Mr. Bow is a Director of Point West. Mr. Bow's principal occupation is as a self employed consultant for Steve Bow & Associates, Inc. with principal offices at 20 Grand Miramar Drive, Henderson, Nevada 89011. Mr. Bow's business address is the same as that of Steve Bow & Associates, Inc.'s principal offices.


     5. Paul A. Volberding, M.D. Dr. Volberding is a Director of Point West. Dr. Volberding's principal occupation is as a Professor of Medicine and director for the Center for AIDS Research at the University of California, San Francisco, a university with principal offices at 995 Potrero Ave.,Ward 84, San Francisco, California 94110. Dr. Volberding's business address is the same as that of the University of California, San Francisco's principal offices.

-------------------------                              -------------------------
CUSIP No. 335914206                  13D                    Page 10 of 10 Pages
-------------------------                              -------------------------

                           Schedule 2 to Schedule 13D




               Information with respect to shares sold by Fourteen Capital.




               Transaction Date            Shares                Price
               ----------------            ------                -------
                    9/15/98                 1,500                $2.7500
                    9/16/98                10,000                $2.7500
                    9/18/98                 1,500                $2.7500
                    9/21/98                 6,000                $2.6875
                    9/23/98                 2,500                $3.0625
                    9/23/98                 7,500                $3.0000
                                            -----

                                  Total    29,000
                                  ================








              Information with respect to shares purchased by Bradley Rotter.



               Transaction Date            Shares                Price
               ----------------            --------               --------

                     9/8/97                10,000                $2.7125
                    9/25/97                 1,500                $3.1875
                    10/2/97                 7,400                $3.1875
                    10/6/97                 9,600                $3.1250
                                           ------

                                    Total   28,500
                                    ==============